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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (Amendment No. 2)


    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)




                       The Latin America Equity Fund, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    51827Q106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Barry M. Olliff
            c/o City of London Investment Management Company Limited
                   77 Gracechurch Street, London, UK EC3V 0AS
                                +44 207 711 0771
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 4, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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                               (Page 1 of 9 Pages)
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CUSIP NO. 51827Q106                    13D                           PAGE 2 of 9
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     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Group PLC, (CLIG) a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
                                                                         (B) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       1,540,553
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      0
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     1,540,553
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,540,553
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             24.75%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             HC
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                               (Page 2 of 9 Pages)
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CUSIP NO. 51827Q106                    13D                           PAGE 3 of 9
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     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Management Company Limited (CLIM), a
             company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
                                                                         (B) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       1,540,553
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      0
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     1,540,553
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,540,553
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             24.75%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IA
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                               (Page 3 of 5 Pages)
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CUSIP NO. 51827Q106                    13D                           PAGE 4 of 9
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This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") should be read in conjunction with Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on December 26, 2007 (the "Original Schedule 13D"), with Amendment No. 1. filed on January 25, 2008 to Schedule 13D ("Amendment No. 1") and, together with Amendment No. 1, by City of London Investment Group PLC
("City of London") and City of London Investment Management Company Limited relating to the shares of common stock, par value $0.01 per share (the "Shares") The Latin America Equity Fund, Inc. This Amendment No. 2 amends Items 2, 4, 5, 7 and the ANNEX A of the Original Schedule 13D as amended by Exhibit A (a letter to the Company dated December 17, 2007) and Exhibit B (a letter to the Company dated November 17, 2008). All other information in the Original Schedule 13D and the Amendments remains in effect. All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Original
Schedule 13D as amended by the Amendments.


ITEM 2.  IDENTITY AND BACKGROUND.
         ------------------------

         (a), (b) and (c).
         The principal business of CLIG is serving as the parent holding company for the City of London group of companies, including CLIM. The business address and principal executive offices of CLIG are 77 Gracechurch Street London, EC3V 0AS England. The directors and executive officers of CLIG, their business addresses and present principal occupation or employment are set forth on Annex A attached to this Schedule 13D. The business address and principal executive offices of CLIG are 77 Gracechurch Street London, EC3V 0AS England. The directors and executive officers of CLIG, their business addresses and present principal occupation or employment are set forth on Annex A attached


ITEM 4.  PURPOSE OF TRANSACTION.
         -----------------------

         The Reporting Persons believe the Board of Directors of the Fund has substantially failed over the past year to take meaningful actions to permanently reduce or eliminate the substantial and persistent discount to net asset value ("NAV") at which the Fund's shares have been trading.

         On December 17, 2007 the Reporting Persons communicated with Board regarding the persistently wide Discount, at which the company's shares traded, inviting them to consider taking remedial action. The foregoing description of the letter is not intended to be complete and it is qualified in its entirety by the complete text of the letter, which is filed as Exhibit B hereto and is incorporated herein by reference.

         At present, CLIG and CLIM find the situation unsatisfactory; recently the shares were trading at a discount to NAV of in excess of 20%. The Reporting Persons have no present plans regarding any proposals but we still find the present position unsatisfactory and a demonstration of extremely poor Corporate Governance.

         On November 17, 2008, CLIM sent an additional letter to the Chairman of the Board of Directors of the Latin America Equity Fund, Inc (the "Fund"). In this letter CLIM indicates the unsatisfactory impact of measures undertaken to reduce or eliminate the discount to NAV. CLIM reserves the option to support additional means by which the Fund could narrow the discount to NAV included but not limited to open-ending, conversion to index-based exchange-traded fund, or liquidation, etc. The foregoing description of the letter is not intended to be complete and it is qualified in its entirety by the complete text of the letter, which is filed as Exhibit A hereto and is incorporated herein by reference.

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CUSIP NO. 51827Q106                    13D                           PAGE 5 of 9
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         The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Fund, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Fund or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

         Other than as set forth above, none of the Reporting Persons or, in the case of non-individual Reporting Persons, any of their directors or executive officers identified in Item 2, have any present plans or proposals which relate to or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of
         Schedule 13D.


ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.
         --------------------------------------

         Items 5(a) and 5(b) below are hereby amended and restated in their entirety and Item 5(c) is hereby amended as follows:

         (a) and (b).
         As of the date hereof, EWF, GEM, IEM, GFM, FREE, CEM and the Accounts owned directly 189,667, 189,576, 189,642, 39,144, 189,599, 400 and
         742,525 Shares, respectively, representing approximately 3.05%, 3.05%, 3.05%, .63%, 3.05%, .006% and 11.93 %, respectively, of the 6.225 million Shares outstanding as of December 1, 2008, as reported by the on their web site after share repurchases in the open market.

         As of the date hereof, CLIG, through its control of CLIM, and CLIM, in its capacity as investment adviser to the City of London Funds, have voting and dispositive power with respect to all 1,540,553 Shares owned directly by the City of London Funds and the Accounts, representing approximately 24.75% of the 6.225 million Shares outstanding as of December 1, 2008, as reported by the on their web site after share repurchases in the open market.

         (c).
         Except as described below, no transactions in the Shares were effected by the Reporting Persons, or, to their knowledge, any of the persons identified in Item 2, since the last filing.



                 Number of Shares        City of London
                 of Common Stock           Fund which          Price Per Share
    Date       Purchased/(Sold)(1)     Purchased/(Sold)(1)          (US$)
-----------   ---------------------   ---------------------   -----------------
 10/7/2008            12,700                    GFM I               22.9050
 10/7/2008           (12,700)                 Account               22.9050
10/23/2008               270                  Account               19.0000
10/28/2008               200                  Account               17.3500
 12/2/2008           (18,000)                 Account               16.8669

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CUSIP NO. 51827Q106                    13D                           PAGE 6 of 9
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ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.
         ----------------------------------

         Item 7 is hereby amended by adding the following:

         Exhibit A. Letter, dated December 17, 2007.

         Exhibit B. Letter, dated November 17, 2008.







                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   December 5, 2008              CITY OF LONDON INVESTMENT GROUP PLC


                                       /s/    Barry M. Olliff
                                       -------------------------------------
                                       Name:  Barry M. Olliff
                                       Title: Director




                                       CITY OF LONDON INVESTMENT MANAGEMENT
                                       COMPANY LIMITED


                                       /s/    Barry M. Olliff
                                       -------------------------------------
                                       Name:  Barry M. Olliff
                                       Title: Director



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CUSIP NO. 51827Q106                    13D                           PAGE 7 of 9
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                                     ANNEX A
                                     -------

                        DIRECTORS AND EXECUTIVE OFFICERS

The names of the directors and executive officers of CLIG and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o City of London Investment Group PLC, 77 Gracechurch Street, London EC3V 0AS, England.

         Andrew Davison                   Chairman
         Barry Olliff                     Chief Executive Officer
         Douglas Allison                  Finance Director
         David Cardale                    Non-Executive Director
         Omar Ashur                       Non-Executive Director
         George Robb                      Non-Executive Director
         Allen Bufferd                    Non-Executive Director
         Carlos Yuste                     Business Development Director
         Thomas Griffith                  Chief Operating Officer

The names of the directors and executive officers of CLIM and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o City of London Investment Management Limited, 77 Gracechurch Street, London EC3V 0AS, England.

         Barry Olliff                     Chief Investment Officer
         Douglas Allison                  Finance Director
         Clayton Gillece                  Director
         Michael Russell                  Director
         Thomas Griffith                  Director
         Carlos Yuste                     Director
         Christopher Weaver               Director
         Jeremy Banister                  Director
         Martin Garzaron                  Director
         Valerie Tannahill                Director


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CUSIP NO. 51827Q106                    13D                           PAGE 8 of 9
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EXHIBIT A
---------


Mr. Enrique Arzac
Latin America Equity Fund, Inc.
Credit Suisse Asset Management, LLC
466 Lexington Avenue,
New York NY 10017

                                                              17th December 2007

Dear Enrique,

I think it's a pity that there was no opportunity for further substantive discussion prior to the announcement on November 16th regarding the LAQ Share Repurchase Program. As a result of this, and after nearly a year during which time we have been discussing this with you, we feel bound to inform you that we find these proposals unacceptable.

By way of background we thought that it would be helpful to let you know the way we see this announcement within the context of the companies competitive positioning within the marketplace.

The Fund was launched in August 1990 at $10. After the expenses of the launch, the shares initially traded at a premium to their underlying NAV.

Since launch the Fund has regularly announced an NAV calculation that equates to 100% of the NAV. This as you know is calculated by dividing the Net Assets of the Fund owned by the shareholders, by the number of Shares. We would make the point that the Fund does not announce a daily NAV that is at a 12% discount to the assets owned by the shareholders.

In our opinion for the Board to (recently) announce that it will instruct the Manager (from time to time) to make purchases of the company's shares, in the event that the discount to NAV at which the shares trade, is wider than 12%, seems in our opinion to imply that a level of 12% as a discount is acceptable to the Board (and thus to shareholders). Apart from finding this proposal unacceptable we would suggest that it is at odds with shareholders owning 100% of an easily realizable NAV.

In our opinion the Board's position is extraordinary and effectively makes the company's competitive position in the marketplace unattractive. In our opinion unattractive products normally go out of business.

It would seem to us that either a buy back or preferably a tender should be conducted at significantly closer to NAV thus reducing the over supply that is by definition creating the large discount to NAV. This would also improve the company's competitive positioning.

Yours sincerely,


Michael Sugrue
Fund Manager
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CUSIP NO. 51827Q106                    13D                           PAGE 9 of 9
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EXHIBIT B
---------


Mr. Enrique Arzac
Latin America Equity Fund, Inc.
Credit Suisse Asset Management, LLC
11 Madison Avenue
New York NY 10017

                                                               November 17, 2008

Dear Enrique,

A year ago we asked the Board of Directors (the "Board") of the Latin American Equity Fund, Inc. ("LAQ" or the "Fund") to act in the best interest of shareholders and narrow the persistent and substantial discount to NAV. Now, when we look at the results, we see no progress; rather, we see additional concerns.

City of London Investment Management ("CoL") strongly believes that the time is ripe for the Board to take effective action to shrink the discount to NAV. LAQ's Share Repurchase Program ("Program") has failed to narrow the discount sufficiently. It is worrisome that the Program indicates the Board considers discounts wider then 10% are acceptable. During October, the Fund's average discount to NAV was wider then 12%, the so called `trigger level' for buybacks, and even widened to over 20% on October 9th. This is not acceptable. It is striking to compare LAQ with a peer, Latin American Discovery Fund ("LDF"), which has historically traded at a narrower discount to NAV than LAQ. The Board of LAQ has had enough time to address the wide discount to NAV; to date, the Board's strategy has not been satisfactory.

Along with unsatisfactory management of the discount to NAV, the Board has failed to provide important information regarding the Fund to shareholders on a regular basis. For instance, LAQ's quarterly reports do not contain stock, industry, or country attribution data. As an institutional investor which makes investment choices based on publicly available data, CoL finds that the lack of depth to LAQ's reports demonstrates the Board's ineffectiveness in communicating with shareholders, the owners of the Fund.

We have waited for the Board of LAQ to act. CoL believe the Board should now, openly and publicly, commit to the shareholders to address the substantial and persistent discount to NAV and to enhance shareholder value through whatever means necessary, with no prejudice for or against any option (e.g., open-ending, liquidation, conversion to interval status, conversion to an index-based exchange-traded fund (or, if permissible, an actively managed ETF), termination of the investment management agreement, etc.).

Lastly, we believe the current Board hasn't shown the necessary commitment to managing this Fund. If these efforts fail, we believe these problems ultimately lie with the Board. While we have no present plans or proposals on the issue, we would suggest the introduction of new members to the Board would provide a fresh commitment to managing the discount to NAV, dealing with the high unrealized capital gains, and ultimately improving the governance of the Fund.

We look forward in hearing your response within seven days, at which point we would otherwise consider approaching shareholders directly.

Regards,

Ghahre Pascale
Corporate Governance